UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                              SEC File No. 0-17753
                CUSIP No. Common, 758924104; Preferred, 758924203
                           NOTIFICATION OF LATE FILING

(Check One):  /X/ Form 10-K and Form 10-KSB  __Form 20-F    __Form 11-K
__Form 10-Q and Form 10-QSB  __Form N-SAR

           For Period Ended:       December 31, 1996
                            --------------------------------
           [ ] Transition Report on Form 10-K
           [ ] Transition Report on Form 20-F
           [ ] Transition Report on Form 11-K
           [ ] Transition Report on Form 10-Q
           [ ] Transition Report on Form N-SAR
           For the Transition Period Ended:_________________________________

               Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contain herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

      Regent Bancshares Corp.
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Full Name of Registrant

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Former Name if Applicable

      1430 Walnut Street
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Address of Principal Executive Office (Street and Number)

      Philadelphia, Pennsylvania 19102
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  X       (a)  The reasons described in reasonable detail in Part III of this
 ---           form could not be eliminated without unreasonable effort or expense;

  X       (b)  The subject annual report, semi-annual report, transition report
 ---           on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c)  The accountant's statement or other exhibit required by Rule
 ---           12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         See Attachment A.
                                                (Attach Extra Sheets if Needed)


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Mr. Joel Hyman                       215             546-6500
      ----------------------------------   -----------   --------------------
                   (Name)                  (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 190 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
      filed? If answer is no, identify report(s).            X  Yes ___ No
                                                            ---
      ----------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
      report or portion thereof?              ___ Yes    X    No
                                                        ---

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             Regent Bancshares Corp.
              ---------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 27, 1997            By: /s/ Joel Hyman
      --------------------          --------------------------------------------
                                    Joel Hyman, Executive Vice President, Chief
                                    Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
 Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).


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                                  ATTACHMENT A
                                  ------------


         In October 1996, Registrant's principal subsidiary, Regent National Bank (the "Bank"), became the subject of an order (the "Order") issued by the Office of the Comptroller of the Currency (the "OCC"). As of December 31, 1996, the Bank was not in compliance with the capital ratios specified in the Order. On February 26, 1997, the Bank submitted an alternative capital plan to the OCC for OCC approval. The Bank did not receive the OCC's acceptance of the Bank's alternative capital plan until March 27, 1997. The OCC approval must be reviewed with Grant Thornton LLP, Registrant's independent auditors for 1996 and by Arthur Andersen LLP, Registrant's independent public auditors for 1995 and 1994. Registrant cannot complete this review, without unreasonable effort or expense, on or before March 31, 1997. Registrant anticipates, however, that it will be able to file its Form 10-K Annual Report for the year ended December 31, 1996 not later than April 4, 1997.

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